Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the six months ended
	April 30,	January 31,	April 30,	April 30,	April 30,
	2026	2026	2025	2026	2025
Interest, Dividend and Fee Income
Loans	$8,868	$9,243	$9,501	$18,111	$19,622
Securities (Note 2)	4,251	3,951	3,978	8,202	8,098
Securities borrowed or purchased under resale agreements	1,321	1,383	1,448	2,704	3,013
Deposits with banks	574	586	727	1,160	1,544
	15,014	15,163	15,654	30,177	32,277
Interest Expense
Deposits	5,938	6,248	7,268	12,186	15,392
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	2,657	2,270	2,374	4,927	4,563
Subordinated debt	105	109	115	214	226
Other liabilities	1,046	893	800	1,939	1,601
	9,746	9,520	10,557	19,266	21,782
Net Interest Income	5,268	5,643	5,097	10,911	10,495
Non-Interest Revenue
Securities commissions and fees	323	316	275	639	563
Deposit and payment service charges	449	449	456	898	898
Trading revenues	883	866	819	1,749	1,621
Lending fees	327	340	324	667	686
Card fees	245	261	201	506	420
Investment management and custodial fees	676	678	556	1,354	1,130
Mutual fund revenues	420	421	353	841	716
Underwriting and advisory fees	504	426	415	930	795
Securities gains, other than trading (Note 2)	86	85	66	171	124
Foreign exchange gains, other than trading	86	76	62	162	138
Insurance service results (Note 5)	100	69	123	169	214
Insurance investment results (Notes 2 and 5)	51	76	(4)	127	56
Share of profit (loss) in associates and joint ventures	37	41	(2)	78	47
Other revenues (losses)	112	77	(62)	189	42
	4,299	4,181	3,582	8,480	7,450
Total Revenue	9,567	9,824	8,679	19,391	17,945
Provision for Credit Losses (Note 3)	739	746	1,054	1,485	2,065
Non-Interest Expense
Employee compensation	3,083	3,552	2,850	6,635	6,085
Premises and equipment	1,140	1,140	1,086	2,280	2,172
Amortization of intangible assets	296	294	296	590	584
Advertising and business development	194	180	210	374	384
Communications	85	81	95	166	181
Professional fees	152	168	141	320	287
Association, clearing and annual regulator fees	79	71	85	150	161
Other	301	267	256	568	592
	5,330	5,753	5,019	11,083	10,446
Income Before Provision for Income Taxes	3,498	3,325	2,606	6,823	5,434
Provision for income taxes (Note 11)	868	836	644	1,704	1,334
Net Income	$2,630	$2,489	$1,962	$5,119	$4,100
Attributable to:
Bank shareholders	$2,626	$2,490	$1,960	$5,116	$4,094
Non-controlling interest in subsidiaries	4	(1)	2	3	6
Net Income	$2,630	$2,489	$1,962	$5,119	$4,100
Earnings Per Common Share (Canadian $) (Note 10)
Basic	$3.54	$3.40	$2.51	$6.94	$5.34
Diluted	3.53	3.39	2.50	6.92	5.34
Dividends per common share	1.67	1.67	1.59	3.34	3.18
The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2026 43

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the six months ended
	April 30,	January 31,	April 30,	April 30,	April 30,
	2026	2026	2025	2026	2025
Net Income	$2,630	$2,489	$1,962	$5,119	$4,100
Other Comprehensive Income (Loss), net of taxes
Items that will subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	(61)	203	(137)	142	(17)
Reclassification to earnings of (gains) during the period (2)	(22)	(11)	(15)	(33)	(21)
	(83)	192	(152)	109	(38)
Net change in unrealized gains (losses) on derivatives designated as cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	(798)	(569)	818	(1,367)	1,193
Reclassification to earnings of losses on derivatives designated as cash flow hedges
during the period (4)	189	173	184	362	525
	(609)	(396)	1,002	(1,005)	1,718
Net (losses) on translation of net foreign operations
Unrealized (losses) on translation of net foreign operations	(21)	(1,931)	(3,205)	(1,952)	(593)
Unrealized gains on hedges of net foreign operations (5)	8	532	747	540	206
	(13)	(1,399)	(2,458)	(1,412)	(387)
Items that will not be subsequently reclassified to net income
Net unrealized gains (losses) on fair value through OCI equity securities arising during the period (6)	39	(3)	–	36	(11)
Net gains (losses) on remeasurement of pension and other employee future benefit plans (7)	64	56	(28)	120	(6)
Net gains (losses) on remeasurement of own credit risk on financial liabilities
designated at fair value (8)	292	(242)	146	50	58
	395	(189)	118	206	41
Total Other Comprehensive Income (Loss), net of taxes	(310)	(1,792)	(1,490)	(2,102)	1,334
Total Comprehensive Income	$2,320	$697	$472	$3,017	$5,434
Attributable to:
Bank shareholders	$2,316	$698	$470	$3,014	$5,428
Non-controlling interest in subsidiaries	4	(1)	2	3	6
Total Comprehensive Income	$2,320	$697	$472	$3,017	$5,434
(1)Net of income tax (provision) recovery of $22 million, $(73) million, $50 million for the three months ended and $(51) million and $5 million for the six months ended, respectively.
(2)Net of income tax provision of $8 million, $3 million, $6 million for the three months ended and $11 million and $8 million for the six months ended, respectively.
(3)Net of income tax (provision) recovery of $302 million, $221 million, $(302) million for the three months ended and $523 million and $(450) million for the six months ended, respectively.
(4)Net of income tax (recovery) of $(71) million, $(67) million, $(70) million for the three months ended and $(138) million and $(199) million for the six months ended, respectively.
(5)Net of income tax (provision) of $(3) million, $(205) million, $(287) million for the three months ended and $(208) million and $(79) million for the six months ended, respectively.
(6)Net of income tax (provision) recovery of $(4) million, $1 million, nil million for the three months ended and $(3) million and $4 million for the six months ended, respectively.
(7)Net of income tax(provision) recovery of $(25) million, $(21) million, $11 million for the three months ended and $(46) million and $3 million for the six months ended, respectively.
(8)Net of income tax (provision) recovery of $(112) million, $93 million, $(56) million for the three months ended and $(19) million and $(22) million for the six months ended, respectively.
The accompanying notes are an integral part of these interim consolidated financial statements.

44 BMO Financial Group Second Quarter Report 2026

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30,	October 31,
	2026	2025
Assets
Cash and Cash Equivalents	$63,822	$67,484
Interest Bearing Deposits with Banks	3,325	2,838
Securities (Note 2)
Trading	207,475	192,303
Fair value through profit or loss	23,250	21,354
Fair value through other comprehensive income	122,176	113,209
Debt securities at amortized cost	91,678	96,610
	444,579	423,476
Securities Borrowed or Purchased Under Resale Agreements	117,684	129,421
Loans (Note 3)
Residential mortgages	193,816	196,033
Consumer instalment and other personal	92,380	92,741
Credit cards	11,986	12,649
Business and government	385,632	380,788
	683,814	682,211
Allowance for credit losses (Note 3)	(5,064)	(5,050)
	678,750	677,161
Other Assets
Derivative instruments	62,358	57,151
Customers’ liability under acceptances	1,195	711
Premises and equipment	6,169	6,252
Goodwill	16,596	16,797
Intangible assets	5,043	4,758
Current tax assets	1,870	1,970
Deferred tax assets	2,776	2,732
Receivable from brokers, dealers and clients	50,333	43,167
Other	45,043	42,884
	191,383	176,422
Total Assets	$1,499,543	$1,476,802
Liabilities and Equity
Deposits (Note 4)	$966,901	$976,202
Other Liabilities
Derivative instruments	64,056	58,729
Acceptances	1,195	711
Securities sold but not yet purchased	62,947	54,876
Securities lent or sold under repurchase agreements	125,684	134,967
Securitization and structured entities’ liabilities	63,537	51,562
Insurance-related liabilities (Note 5)	21,121	20,436
Payable to brokers, dealers and clients	56,714	45,170
Other	43,435	37,549
	438,689	404,000
Subordinated Debt (Note 4)	8,336	8,500
Total Liabilities	1,413,926	1,388,702
Equity
Preferred shares and other equity instruments (Note 6)	7,706	8,956
Common shares (Note 6)	23,537	23,359
Contributed surplus	390	373
Retained earnings	48,053	47,377
Accumulated other comprehensive income	5,884	7,986
Total shareholders’ equity	85,570	88,051
Non-controlling interest in subsidiaries	47	49
Total Equity	85,617	88,100
Total Liabilities and Equity	$1,499,543	$1,476,802
The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2026 45

Interim Consolidated Financial Statements
Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2026	2025	2026	2025
Preferred Shares and Other Equity Instruments (Note 6)
Balance at beginning of period	$7,706	$7,787	$8,956	$8,087
Redeemed during the period	–	–	(1,250)	(300)
Balance at end of period	7,706	7,787	7,706	7,787
Common Shares (Note 6)
Balance at beginning of period	23,708	23,923	23,359	23,921
Issued under the Stock Option Plan	22	22	97	71
Treasury shares sold	8	14	–	7
Purchased for cancellation	(201)	(229)	(400)	(269)
Issued for acquisition (Note 13)	–	–	481	–
Balance at end of period	23,537	23,730	23,537	23,730
Contributed Surplus
Balance at beginning of period	379	363	373	354
Stock option expense, net of options exercised	14	(3)	21	5
Net premium (discount) on sale of treasury shares	(3)	7	(4)	8
Balance at end of period	390	367	390	367
Retained Earnings
Balance at beginning of period	47,718	47,243	47,377	46,469
Net income attributable to bank shareholders	2,626	1,960	5,116	4,094
Dividends on preferred shares and distributions payable on other equity instruments	(139)	(142)	(220)	(207)
Dividends on common shares	(1,170)	(1,151)	(2,349)	(2,310)
Common shares purchased for cancellation (Note 6)	(982)	(752)	(1,871)	(888)
Balance at end of period	48,053	47,158	48,053	47,158
Accumulated Other Comprehensive Income (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	100	(218)	(89)	(321)
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	(61)	(137)	142	(17)
Unrealized gains (losses) on fair value through OCI equity securities arising during the period	39	–	36	(11)
Reclassification to earnings of (gains) during the period	(22)	(15)	(33)	(21)
Balance at end of period	56	(370)	56	(370)
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	131	(803)	527	(1,519)
Gains (losses) on derivatives designated as cash flow hedges arising during the period	(798)	818	(1,367)	1,193
Reclassification to earnings of losses on derivatives designated as cash flow hedges during the period	189	184	362	525
Balance at end of period	(478)	199	(478)	199
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	5,379	8,452	6,778	6,381
Unrealized (losses) on translation of net foreign operations	(21)	(3,205)	(1,952)	(593)
Unrealized gains on hedges of net foreign operations	8	747	540	206
Balance at end of period	5,366	5,994	5,366	5,994
Accumulated Other Comprehensive Income on Pension and Other Employee
Future Benefit Plans, net of taxes
Balance at beginning of period	1,067	896	1,011	874
Gains (losses) on remeasurement of pension and other employee future benefit plans	64	(28)	120	(6)
Balance at end of period	1,131	868	1,131	868
Accumulated Other Comprehensive Income (Loss) on Own Credit Risk on Financial Liabilities
Designated at Fair Value, net of taxes
Balance at beginning of period	(483)	(84)	(241)	4
Gains on remeasurement of own credit risk on financial liabilities designated at fair value	292	146	50	58
Balance at end of period	(191)	62	(191)	62
Total Accumulated Other Comprehensive Income	5,884	6,753	5,884	6,753
Total Shareholders’ Equity	85,570	85,795	85,570	85,795
Non-Controlling Interest in Subsidiaries
Balance at beginning of period	46	41	49	36
Net income attributable to non-controlling interest in subsidiaries	4	2	3	6
Dividends to non-controlling interest in subsidiaries	(3)	(3)	(3)	(3)
Other	–	(2)	(2)	(1)
Balance at end of period	47	38	47	38
Total Equity	$85,617	$85,833	$85,617	$85,833
The accompanying notes are an integral part of these interim consolidated financial statements.

46 BMO Financial Group Second Quarter Report 2026

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2026	2025	2026	2025
Cash Flows Provided by (Used in) Operating Activities
Net Income	$2,630	$1,962	$5,119	$4,100
Adjustments to determine net cash flows provided by operating activities:
Securities (gains), other than trading (Note 2)	(86)	(66)	(171)	(124)
Depreciation of premises and equipment	248	245	499	498
Depreciation of other assets	1	3	3	7
Amortization of intangible assets	296	296	590	584
Write-down of goodwill and intangible assets	18	–	29	1
Provision for credit losses (Note 3)	739	1,054	1,485	2,065
Deferred taxes	(131)	65	(115)	236
Share of (profit) loss in associates and joint ventures	(37)	2	(78)	(47)
Changes in operating assets and liabilities:
Trading securities	(11,765)	2,722	(20,060)	(5,370)
Derivative assets	12,946	7,520	449	(782)
Derivative liabilities	(7,706)	(10,570)	434	(2,187)
Current income taxes	325	146	107	170
Accrued interest receivable and payable	209	(166)	(106)	(415)
Insurance-related liabilities	(83)	(203)	685	568
Brokers, dealers and clients receivable and payable	8,315	(2,899)	4,449	(2,216)
Other items and accruals, net	(6,257)	6,473	(3,182)	(2,699)
Deposits	13,243	(12,363)	7,709	(21,405)
Loans	(11,428)	(3,307)	(12,252)	(2,001)
Securities sold but not yet purchased	15,654	10,577	9,181	18,635
Securities lent or sold under repurchase agreements	(6,562)	769	(6,072)	9,029
Securities borrowed or purchased under resale agreements	(8,203)	(12,182)	9,098	(9,271)
Securitization and structured entities’ liabilities	6,758	6,729	13,123	12,303
Net Cash Provided by (Used in) Operating Activities	9,124	(3,193)	10,924	1,679
Cash Flows Provided by (Used in) Financing Activities
Net increase (decrease) in liabilities of subsidiaries	3,763	279	6,817	(715)
Proceeds from issuance of subordinated debt (Note 4)	–	1,250	–	1,250
Repayment of subordinated debt (Note 4)	–	–	(25)	–
Redemption of preferred shares (Note 6)	–	–	(1,250)	(300)
Net proceeds from issuance of common shares (Note 6)	20	20	88	64
Net sale (purchase) of treasury shares	5	22	(4)	15
Common shares repurchased for cancellation (Note 6)	(1,160)	(963)	(2,228)	(1,136)
Cash dividends and distributions paid	(1,260)	(1,224)	(2,578)	(2,507)
Cash dividends paid to non-controlling interest	(3)	(3)	(3)	(3)
Repayment of lease liabilities	(100)	(78)	(179)	(138)
Net Cash Provided by (Used in) Financing Activities	1,265	(697)	638	(3,470)
Cash Flows Provided by (Used in) Investing Activities
Interest bearing deposits with banks	(472)	(20)	(586)	432
Purchases of securities, other than trading	(24,340)	(16,819)	(37,903)	(35,375)
Maturities of securities, other than trading	6,150	8,682	11,138	25,382
Proceeds from sales of securities, other than trading	5,558	3,984	14,977	13,111
Net purchases of premises and equipment and software	(476)	(439)	(860)	(825)
Acquisition (Note 13) (1)	–	–	(48)	–
Net Cash Provided by (Used in) Investing Activities	(13,580)	(4,612)	(13,282)	2,725
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(365)	(2,596)	(1,942)	(670)
Net increase (decrease) in Cash and Cash Equivalents	(3,556)	(11,098)	(3,662)	264
Cash and Cash Equivalents at Beginning of Period	67,378	76,460	67,484	65,098
Cash and Cash Equivalents at End of Period (2)	$63,822	$65,362	$63,822	$65,362
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period (3)	$9,333	$10,423	$19,159	$22,100
Income taxes paid in the period	476	826	1,359	1,306
Interest received in the period	14,145	14,807	28,812	30,920
Dividends received in the period	779	637	1,362	1,363
(1) This amount is net of $13 million cash and cash equivalents acquired as part of the acquisition of Burgundy Asset Management Ltd. (Burgundy) for the six months ended April 30, 2026.
(2) We are required to maintain reserves or minimum balances with certain central banks, regulatory bodies and counterparties, totalling $58 million as at April 30, 2026 ($108 million as at October 31, 2025).
(3) Includes dividends paid on securities sold but not yet purchased.
The accompanying notes are an integral part of these interim consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group Second Quarter Report 2026 47

Notes to Interim Consolidated Financial Statements
April 30, 2026 (Unaudited)

Note 1: Basis of Presentation
Bank of Montreal (the bank or BMO) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2025, except as outlined below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2025. We also comply with interpretations of International Financial Reporting Standards (IFRS) by our regulator, the Office of the Superintendent of Financial Institutions (OSFI). These interim consolidated financial statements were authorized for issue by the Board of Directors on May 27, 2026.

Use of Estimates and Judgments
The preparation of the interim consolidated financial statements requires management to make estimates and judgments that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses (ACL); financial instruments measured at fair value; pension and other employee future benefits; impairment of securities and investments in associates and joint ventures; income taxes and deferred tax assets; goodwill and intangible assets; insurance contract liabilities; provisions including legal proceedings and severance charges; transfers of financial assets and consolidation of structured entities. We make judgments in assessing the business model for financial assets as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.
The economic outlook is subject to several risks that could impact the North American economy. The most immediate threat stems from a further escalation of the Iran war and a prolonged closure of the Strait of Hormuz, which would sharply increase energy and other costs. In addition, Canadian businesses face longer-term risks if the renegotiation of the United States-Mexico-Canada Agreement (USMCA) is unsuccessful, as significant tariffs could then apply to most goods exported to the U.S., potentially leading to a recession in Canada. Even under a successful renegotiation of the USMCA, some tariffs are likely to remain in place, though government measures to promote investment in energy and resource projects could provide some offsetting support. Additional risks include a potential escalation of the Russia-Ukraine war and the possibility of a destabilizing correction in equity markets amid elevated valuations. Substantial investment in the development and adoption of AI systems could also result in widespread worker displacement. The impact on our business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market losses, our credit ratings and regulatory capital and liquidity ratios, as well as the impacts to our customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the estimates and judgments we make for the purposes of preparing our consolidated financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls in place that are intended to ensure the judgments made in estimating these amounts are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at April 30, 2026.

Allowance for Credit Losses
As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2025, ACL consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
The expected credit losses (ECL) model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining a significant increase in credit risk is based on the change in probability of default between origination, and reporting date, assessed using probability-weighted scenarios as well as certain other criteria, such as 30 days past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.
In determining whether there has been a significant increase in credit risk and in calculating the amount of ECL, we must rely on estimates and exercise judgment, based on what we know at the end of the reporting period, regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or a decrease in the ACL. The calculation of ECL includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each portfolio. Key economic variables for our portfolios include our primary operating markets of Canada, the United States and regional markets, where considered significant. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit judgment to incorporate multiple economic forecasts, which are probability-weighted, in the determination of the final ECL. The allowance is sensitive to changes in both economic forecasts and the probability weight assigned to each forecast scenario.
Additional information regarding the ACL is included in Note 3.
48 BMO Financial Group Second Quarter Report 2026

Note 2: Securities
Classification of Securities
The following table summarizes the carrying amounts of the bank’s securities by classification:

(Canadian $ in millions)	April 30, 2026	October 31, 2025
Trading securities (1)	$207,475	$192,303
Fair value through profit or loss securities (FVTPL)
FVTPL securities mandatorily measured at fair value	8,121	7,818
FVTPL investment securities held by Insurance subsidiaries designated at fair value	15,129	13,536
Total FVTPL securities	23,250	21,354
Fair value through other comprehensive income (FVOCI) securities (2)	122,176	113,209
Amortized cost securities (3)	91,678	96,610
Total	$444,579	$423,476
(1)Trading securities include interests of $44,622 million as at April 30, 2026 ($32,048 million as at October 31, 2025) in Collateralized Mortgage Obligations (CMO). We receive CMO in return for our sales of Mortgage Backed Securities (MBS) to certain structured vehicles that we do not consolidate. When we subsequently sell these CMO to third parties, but do not transfer substantially all risks and rewards of ownership to the third-party investor, or we maintain an interest in the sold instrument, we retain these CMO on our Consolidated Balance Sheet. Refer to Note 6 of our annual consolidated financial statements for the year ended October 31, 2025 for further discussion on these vehicles.
(2)As these securities are presented at fair value on the Balance Sheet, ACL of $9 million ($6 million as at October 31, 2025) is included in Accumulated Other Comprehensive Income.
(3)Amounts are net of ACL of $4 million ($4 million as at October 31, 2025).

Amortized Cost Securities
The following table summarizes the carrying value and fair value of amortized cost debt securities:

(Canadian $ in millions)	April 30, 2026		October 31, 2025
	Carrying value	Fair value	Carrying value	Fair value
Issued or guaranteed by:
Canadian federal government	$810	$810	$949	$943
Canadian provincial and municipal governments	7,055	7,108	6,182	6,220
U.S. federal government	41,234	38,671	43,468	40,432
U.S. states, municipalities and agencies	145	145	165	167
Other governments	451	451	525	523
NHA MBS, U.S. agency MBS and CMO (1)	35,154	32,217	37,770	34,838
Corporate debt	6,829	6,620	7,551	7,325
Total	$91,678	$86,022	$96,610	$90,448
(1)These amounts are either supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises. NHA refers to the National Housing Act.
The carrying value of securities that are part of fair value hedging relationships are adjusted for related gains (losses) on hedge contracts.

Unrealized Gains and Losses on FVOCI Securities
The following table summarizes the unrealized gains and losses on FVOCI securities:

(Canadian $ in millions)	April 30, 2026				October 31, 2025
	Cost or	Gross	Gross		Cost or	Gross	Gross
	amortized	unrealized	unrealized		amortized	unrealized	unrealized
	cost	gains	losses	Fair value	cost	gains	losses	Fair value
Issued or guaranteed by:
Canadian federal government	$49,498	$138	$(139)	$49,497	$44,894	$443	$(2)	$45,335
Canadian provincial and municipal governments	7,866	64	(37)	7,893	5,525	132	(13)	5,644
U.S. federal government	23,642	150	(111)	23,681	20,515	327	(33)	20,809
U.S. states, municipalities and agencies	4,598	42	(62)	4,578	5,622	77	(65)	5,634
Other governments	3,840	12	(14)	3,838	4,039	35	(9)	4,065
NHA MBS, U.S. agency MBS and CMO	27,961	189	(232)	27,918	26,946	291	(222)	27,015
Corporate debt	4,584	13	(15)	4,582	4,491	37	(13)	4,515
Corporate equity	166	23	–	189	165	27	–	192
Total	$122,155	$631	$(610)	$122,176	$112,197	$1,369	$(357)	$113,209
Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.

Interest Income on Debt Securities
The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2026	April 30, 2025	April 30, 2026	April 30, 2025
FVOCI securities	$1,054	$1,079	$2,099	$2,176
Amortized cost securities	479	661	1,008	1,466
Total	$1,533	$1,740	$3,107	$3,642

BMO Financial Group Second Quarter Report 2026 49

Non-Interest Revenue
Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2026	April 30, 2025	April 30, 2026	April 30, 2025
FVTPL securities	$60	$47	$128	$96
FVOCI securities - net realized gains (1)	32	20	46	29
Impairment on FVOCI and amortized cost securities	(6)	(1)	(3)	(1)
Securities gains, other than trading	$86	$66	$171	$124
(1)Gains are net of (losses) on hedge contracts.

Interest and dividend income and gains on securities held in our Insurance business are recorded as a component of non-interest revenue, insurance investment results, in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2026	April 30, 2025	April 30, 2026	April 30, 2025
Interest and dividend income	$150	$133	$296	$269
Losses from securities designated at FVTPL (1)	(194)	(304)	(393)	(23)
Realized gains (losses) from FVOCI securities	(3)	2	(2)	2
Total interest and dividend income and gains held in our Insurance business	$(47)	$(169)	$(99)	$248
(1) Gains (losses) on these securities may be offset by certain (losses) gains from changes in insurance-related liabilities.

Note 3: Loans and Allowance for Credit Losses
Allowance for Credit Losses
The ACL recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The ACL amounted to $5,798 million as at April 30, 2026 ($5,739 million as at October 31, 2025) of which $5,064 million ($5,050 million as at October 31, 2025) was recorded in loans and $734 million ($689 million as at October 31, 2025) was recorded in other liabilities in our Consolidated Balance Sheet. Changes in gross balances, including originations, maturities, sales, write-offs and repayments in the normal course of operations, impact the ACL.

The following tables show the continuity in the loss allowance by product type for the three and six months ended April 30, 2026 and April 30, 2025. Transfers represent the amount of ECL that moved between stages during the period, for example, moving from a 12-month (Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include the ECL impact of new calculation models or methodologies which may impact the need for previously established experienced credit judgments.

50 BMO Financial Group Second Quarter Report 2026

(Canadian $ in millions)
For the three months ended	April 30, 2026				April 30, 2025
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Loans: Residential mortgages
Balance as at beginning of period	$55	$180	$17	$252	$62	$191	$22	$275
Transfer to Stage 1	62	(62)	–	–	37	(37)	–	–
Transfer to Stage 2	(3)	22	(19)	–	(3)	7	(4)	–
Transfer to Stage 3	–	(16)	16	–	–	(10)	10	–
Net remeasurement of loss allowance	(2)	18	27	43	(32)	50	5	23
Loan originations	3	–	–	3	5	–	–	5
Derecognitions and maturities	(1)	(5)	–	(6)	–	(3)	–	(3)
Model changes (2)	(64)	12	–	(52)	–	–	–	–
Total PCL (3)	(5)	(31)	24	(12)	7	7	11	25
Write-offs (4)	–	–	(4)	(4)	–	–	(4)	(4)
Recoveries of previous write-offs	–	–	2	2	–	–	3	3
Foreign exchange and other	(1)	1	(17)	(17)	(2)	(4)	(14)	(20)
Balance as at end of period	$49	$150	$22	$221	$67	$194	$18	$279
Loans: Consumer instalment and other personal
Balance as at beginning of period	$193	$558	$183	$934	$194	$514	$183	$891
Transfer to Stage 1	79	(75)	(4)	–	74	(70)	(4)	–
Transfer to Stage 2	(15)	26	(11)	–	(15)	28	(13)	–
Transfer to Stage 3	(2)	(47)	49	–	(2)	(43)	45	–
Net remeasurement of loss allowance	(46)	149	121	224	(67)	133	108	174
Loan originations	11	–	–	11	7	–	–	7
Derecognitions and maturities	(4)	(11)	–	(15)	(4)	(10)	–	(14)
Model changes (2)	(11)	2	–	(9)	–	–	–	–
Total PCL (3)	12	44	155	211	(7)	38	136	167
Write-offs (4)	–	–	(183)	(183)	–	–	(168)	(168)
Recoveries of previous write-offs	–	–	41	41	–	–	44	44
Foreign exchange and other	(1)	(1)	(34)	(36)	(4)	(7)	(16)	(27)
Balance as at end of period	$204	$601	$162	$967	$183	$545	$179	$907
Loans: Credit cards
Balance as at beginning of period	$205	$593	$–	$798	$229	$492	$–	$721
Transfer to Stage 1	109	(109)	–	–	58	(58)	–	–
Transfer to Stage 2	(18)	19	(1)	–	(24)	24	–	–
Transfer to Stage 3	(1)	(127)	128	–	(2)	(112)	114	–
Net remeasurement of loss allowance	(82)	204	71	193	(55)	189	81	215
Loan originations	10	–	–	10	18	–	–	18
Derecognitions and maturities	(3)	(11)	–	(14)	(4)	(10)	–	(14)
Model changes (2)	(4)	–	–	(4)	–	–	–	–
Total PCL (3)	11	(24)	198	185	(9)	33	195	219
Write-offs (4)	–	–	(219)	(219)	–	–	(230)	(230)
Recoveries of previous write-offs	–	–	44	44	–	–	56	56
Foreign exchange and other	1	1	(23)	(21)	(3)	(17)	(21)	(41)
Balance as at end of period	$217	$570	$–	$787	$217	$508	$–	$725
Loans: Business and government
Balance as at beginning of period	$933	$1,892	$944	$3,769	$860	$1,938	$753	$3,551
Transfer to Stage 1	210	(206)	(4)	–	93	(88)	(5)	–
Transfer to Stage 2	(87)	145	(58)	–	(59)	89	(30)	–
Transfer to Stage 3	(1)	(81)	82	–	(2)	(82)	84	–
Net remeasurement of loss allowance	(199)	(193)	337	(55)	4	318	374	696
Loan originations	73	–	–	73	68	–	–	68
Derecognitions and maturities	(30)	(120)	–	(150)	(30)	(99)	–	(129)
Model changes (2)	10	468	–	478	–	–	–	–
Total PCL (3)	(24)	13	357	346	74	138	423	635
Write-offs (4)	–	–	(343)	(343)	–	–	(371)	(371)
Recoveries of previous write-offs	–	–	54	54	–	–	93	93
Foreign exchange and other	(1)	33	(35)	(3)	(32)	(54)	(117)	(203)
Balance as at end of period	$908	$1,938	$977	$3,823	$902	$2,022	$781	$3,705
Total as at end of period	$1,378	$3,259	$1,161	$5,798	$1,369	$3,269	$978	$5,616
Comprising: Loans	$1,068	$2,895	$1,101	$5,064	$1,112	$2,938	$910	$4,960
Other credit instruments (5)	310	364	60	734	257	331	68	656
(1)Includes changes in the allowance for purchased credit impaired (PCI) loans.
(2)Represents the impact of IFRS 9 model enhancements, which reduced the need for previously established experienced credit judgement overlays.
(3)Excludes PCL on other assets of $9 million for the three months ended April 30, 2026 ($8 million for the three months ended April 30, 2025).
(4)Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.
(5)Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group Second Quarter Report 2026 51

(Canadian $ in millions)
For the six months ended	April 30, 2026				April 30, 2025
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Loans: Residential mortgages
Balance as at beginning of period	$56	$179	$12	$247	$56	$186	$19	$261
Transfer to Stage 1	84	(83)	(1)	–	82	(81)	(1)	–
Transfer to Stage 2	(7)	40	(33)	–	(5)	14	(9)	–
Transfer to Stage 3	–	(30)	30	–	–	(18)	18	–
Net remeasurement of loss allowance	(22)	45	47	70	(74)	101	18	45
Loan originations	6	–	–	6	10	–	–	10
Derecognitions and maturities	(3)	(11)	–	(14)	(1)	(7)	–	(8)
Model changes (2)	(64)	12	–	(52)	–	–	–	–
Total PCL (3)	(6)	(27)	43	10	12	9	26	47
Write-offs (4)	–	–	(6)	(6)	–	–	(5)	(5)
Recoveries of previous write-offs	–	–	5	5	–	–	4	4
Foreign exchange and other	(1)	(2)	(32)	(35)	(1)	(1)	(26)	(28)
Balance as at end of period	$49	$150	$22	$221	$67	$194	$18	$279
Loans: Consumer instalment and other personal
Balance as at beginning of period	$200	$555	$160	$915	$197	$471	$175	$843
Transfer to Stage 1	163	(156)	(7)	–	147	(137)	(10)	–
Transfer to Stage 2	(32)	53	(21)	–	(28)	53	(25)	–
Transfer to Stage 3	(4)	(94)	98	–	(4)	(85)	89	–
Net remeasurement of loss allowance	(118)	265	255	402	(135)	264	246	375
Loan originations	17	–	–	17	16	–	–	16
Derecognitions and maturities	(8)	(20)	–	(28)	(9)	(19)	–	(28)
Model changes (2)	(11)	2	–	(9)	–	–	–	–
Total PCL (3)	7	50	325	382	(13)	76	300	363
Write-offs (4)	–	–	(367)	(367)	–	–	(338)	(338)
Recoveries of previous write-offs	–	–	74	74	–	–	72	72
Foreign exchange and other	(3)	(4)	(30)	(37)	(1)	(2)	(30)	(33)
Balance as at end of period	$204	$601	$162	$967	$183	$545	$179	$907
Loans: Credit cards
Balance as at beginning of period	$188	$603	$–	$791	$233	$472	$–	$705
Transfer to Stage 1	203	(203)	–	–	124	(124)	–	–
Transfer to Stage 2	(35)	36	(1)	–	(46)	46	–	–
Transfer to Stage 3	(3)	(247)	250	–	(4)	(219)	223	–
Net remeasurement of loss allowance	(145)	405	133	393	(115)	364	160	409
Loan originations	19	–	–	19	33	–	–	33
Derecognitions and maturities	(6)	(23)	–	(29)	(6)	(19)	–	(25)
Model changes (2)	(4)	–	–	(4)	–	–	–	–
Total PCL (3)	29	(32)	382	379	(14)	48	383	417
Write-offs (4)	–	–	(427)	(427)	–	–	(453)	(453)
Recoveries of previous write-offs	–	–	86	86	–	–	109	109
Foreign exchange and other	–	(1)	(41)	(42)	(2)	(12)	(39)	(53)
Balance as at end of period	$217	$570	$–	$787	$217	$508	$–	$725
Loans: Business and government
Balance as at beginning of period	$931	$1,997	$858	$3,786	$892	$1,698	$537	$3,127
Transfer to Stage 1	324	(316)	(8)	–	252	(231)	(21)	–
Transfer to Stage 2	(158)	242	(84)	–	(170)	238	(68)	–
Transfer to Stage 3	(3)	(167)	170	–	(4)	(220)	224	–
Net remeasurement of loss allowance	(259)	(11)	645	375	(143)	706	780	1,343
Loan originations	157	–	–	157	146	–	–	146
Derecognitions and maturities	(67)	(233)	–	(300)	(68)	(184)	–	(252)
Model changes (2)	10	468	–	478	–	–	–	–
Total PCL (3)	4	(17)	723	710	13	309	915	1,237
Write-offs (4)	–	–	(580)	(580)	–	–	(624)	(624)
Recoveries of previous write-offs	–	–	111	111	–	–	154	154
Foreign exchange and other	(27)	(42)	(135)	(204)	(3)	15	(201)	(189)
Balance as at end of period	$908	$1,938	$977	$3,823	$902	$2,022	$781	$3,705
Total as at end of period	$1,378	$3,259	$1,161	$5,798	$1,369	$3,269	$978	$5,616
Comprising: Loans	$1,068	$2,895	$1,101	$5,064	$1,112	$2,938	$910	$4,960
Other credit instruments (5)	310	364	60	734	257	331	68	656
(1)Includes changes in the allowance for PCI loans.
(2)Represents the impact of IFRS 9 model enhancements, which reduced the need for previously established experienced credit judgement overlays.
(3)Excludes PCL on other assets of $4 million for the six months ended April 30, 2026 ($1 million for the six months ended April 30, 2025).
(4)Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.
(5)Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

52 BMO Financial Group Second Quarter Report 2026

Credit Risk Exposure
The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at April 30, 2026 and October 31, 2025. Stage 1 represents performing loans carried with up to a 12-month ECL, Stage 2 represents performing loans carried with a lifetime ECL, and Stage 3 represents loans with a lifetime ECL that are credit impaired.

(Canadian $ in millions)
For the three months ended	April 30, 2026				October 31, 2025
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Loans: Residential mortgages (2)
Exceptionally low	$–	$–	$–	$–	$1	$–	$–	$1
Very low	115,795	466	–	116,261	110,299	844	–	111,143
Low	43,689	5,138	–	48,827	50,148	3,051	–	53,199
Medium	6,360	4,925	–	11,285	7,048	6,713	–	13,761
High	303	3,349	–	3,652	240	3,032	–	3,272
Not rated (3)	12,186	560	–	12,746	12,802	952	–	13,754
Impaired	–	–	1,045	1,045	–	–	903	903
Gross residential mortgages	178,333	14,438	1,045	193,816	180,538	14,592	903	196,033
ACL	49	150	22	221	56	178	12	246
Carrying amount	178,284	14,288	1,023	193,595	180,482	14,414	891	195,787
Loans: Consumer instalment and other personal
Exceptionally low	9,242	2	–	9,244	9,984	1	–	9,985
Very low	40,470	659	–	41,129	21,962	35	–	21,997
Low	7,664	1,869	–	9,533	26,238	2,682	–	28,920
Medium	6,801	6,213	–	13,014	6,991	5,566	–	12,557
High	735	2,566	–	3,301	670	2,164	–	2,834
Not rated (3)	14,203	1,341	–	15,544	14,812	1,009	–	15,821
Impaired	–	–	615	615	–	–	627	627
Gross consumer instalment and other personal	79,115	12,650	615	92,380	80,657	11,457	627	92,741
ACL	183	569	162	914	182	532	160	874
Carrying amount	78,932	12,081	453	91,466	80,475	10,925	467	91,867
Loans: Credit cards (4)
Exceptionally low	1,653	–	–	1,653	1,643	–	–	1,643
Very low	2,018	15	–	2,033	2,129	4	–	2,133
Low	1,714	71	–	1,785	1,846	80	–	1,926
Medium	3,331	834	–	4,165	3,550	1,191	–	4,741
High	961	1,029	–	1,990	592	1,232	–	1,824
Not rated (3)	268	92	–	360	260	122	–	382
Impaired	–	–	–	–	–	–	–	–
Gross credit cards	9,945	2,041	–	11,986	10,020	2,629	–	12,649
ACL	145	506	–	651	125	527	–	652
Carrying amount	9,800	1,535	–	11,335	9,895	2,102	–	11,997
Loans: Business and government (2) (5)
Acceptable
Investment grade	200,205	4,328	–	204,533	188,707	3,873	–	192,580
Sub-investment grade	127,073	31,111	–	158,184	139,069	22,700	–	161,769
Watchlist	120	18,711	–	18,831	123	21,466	–	21,589
Impaired	–	–	5,279	5,279	–	–	5,561	5,561
Gross business and government	327,398	54,150	5,279	386,827	327,899	48,039	5,561	381,499
ACL	691	1,670	917	3,278	756	1,720	802	3,278
Carrying amount	326,707	52,480	4,362	383,549	327,143	46,319	4,759	378,221
Total gross loans and acceptances	594,791	83,279	6,939	685,009	599,114	76,717	7,091	682,922
Total net loans and acceptances	593,723	80,384	5,838	679,945	597,995	73,760	6,117	677,872
Commitments and financial guarantee contracts
Acceptable
Investment grade	208,897	4,907	–	213,804	202,913	1,544	–	204,457
Sub-investment grade	55,164	18,491	–	73,655	65,393	13,733	–	79,126
Watchlist	10	7,275	–	7,285	6	9,086	–	9,092
Impaired	–	–	1,783	1,783	–	–	1,660	1,660
Gross commitments and financial guarantee contracts	264,071	30,673	1,783	296,527	268,312	24,363	1,660	294,335
ACL	310	364	60	734	256	377	56	689
Carrying amount (6) (7)	$263,761	$30,309	$1,723	$295,793	$268,056	$23,986	$1,604	$293,646
(1)Includes PCI loans.
(2)Includes $68 million ($79 million as at October 31, 2025) of residential mortgages and $12,823 million ($13,231 million as at October 31, 2025) of business and government loans that are classified and measured at FVTPL, and not subject to ECL.
(3)Includes purchased portfolios and certain cases where an internal risk rating is not assigned. Alternative credit risk assessments, rating methodologies, policies and tools are used to manage credit risk for these portfolios.
(4)Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(5)Includes customers’ liability under acceptances.
(6)Represents the total contractual amounts of undrawn credit facilities and other off-balance sheet exposures, excluding personal lines of credit and credit cards, which are unconditionally cancellable at our discretion.
(7)Certain commercial borrower commitments are conditional and may include recourse to counterparties.

BMO Financial Group Second Quarter Report 2026 53

Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected. The following table presents loans that are past due but not classified as impaired as at April 30, 2026 and October 31, 2025. Loans for which payment is less than 30 days past due are excluded as they are not generally representative of the borrower’s ability to meet their payment obligations.

(Canadian $ in millions)	April 30, 2026			October 31, 2025
	30 to 89 days	90 days or more (1)	Total	30 to 89 days	90 days or more (1)	Total
Residential mortgages	$818	$13	$831	$854	$7	$861
Credit cards, consumer instalment and other personal	689	166	855	661	171	832
Business and government	387	12	399	616	8	624
Total	$1,894	$191	$2,085	$2,131	$186	$2,317
(1) Fully secured loans with amounts over 90 days past due that we have not classified as impaired totalled $13 million as at April 30, 2026 ($7 million as at October 31, 2025).

ECL Sensitivity and Key Economic Variables
The ECL model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The allowance for performing loans is sensitive to changes in both economic forecasts and the probability weight assigned to each forecast scenario. Many of the factors have a high degree of interdependency, although there is no single factor to which loan loss allowances as a whole are sensitive.
The upside scenario as at April 30, 2026 assumes a stronger economic environment than the base case forecast, with lower unemployment rates.
As at April 30, 2026, our base case scenario depicts a moderate economic recovery over the medium term as trade policy and geopolitical uncertainty diminishes and interest rates decline further in the U.S. Our base case forecast as at October 31, 2025 broadly depicted a weaker economic environment.
If we assumed a 100% weight on the base case forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $3,225 million as at April 30, 2026 ($3,125 million as at October 31, 2025), compared to the reported allowance for performing loans of $4,637 million ($4,709 million as at October 31, 2025).
As at April 30, 2026, our downside scenario involves a sharp contraction in the Canadian and U.S. economies in the near term, followed by a relatively slow recovery. Our severe downside scenario depicts an even deeper contraction in the Canadian and U.S. economies than in the downside scenario. The severe downside scenario as at October 31, 2025 broadly depicted a similar economic environment over the projection period. If we assumed a 100% weight on the severe downside forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $8,025 million as at
April 30, 2026 ($7,975 million as at October 31, 2025), compared to the reported allowance for performing loans of $4,637 million ($4,709 million as at October 31, 2025).
Actual results will differ as our portfolio will change through time due to migration, growth, changes in geopolitical risks, risk mitigation actions and other factors. In addition, our allowance will reflect the four economic scenarios used in assessing the allowance, with often unequal weightings attached to each scenario, which can change through time.

The following tables show the key economic variables used to estimate the allowance for performing loans forecast over the next 12 months or lifetime measurement period. The variables as at April 30, 2026 include the impact of tariffs, trade policy uncertainty, and higher oil prices arising from the Iran conflict on the economic outlook. While the values disclosed below are national variables, we use regional variables in the underlying models and consider factors impacting particular industries where appropriate.

	As at April 30, 2026
	Scenarios
All figures are average annual values	Upside		Base		Downside		Severe downside
	First 12	Remaining	First 12	Remaining	First 12	Remaining	First 12	Remaining
	months	horizon (1)	months	horizon (1)	months	horizon (1)	months	horizon (1)
Real GDP growth rates (2)
Canada	4.3%	2.9%	1.5%	2.1%	(2.6)%	1.6%	(3.9)%	1.2%
United States	4.3%	2.4%	1.9%	1.9%	(2.4)%	1.4%	(3.5)%	1.3%
Corporate BBB 10-year spread
Canada	1.2%	1.8%	1.8%	2.0%	3.5%	3.0%	4.2%	3.5%
United States	0.9%	1.5%	1.6%	1.9%	3.6%	3.0%	4.6%	3.6%
Unemployment rates
Canada	5.5%	5.0%	6.7%	6.2%	9.4%	9.6%	9.9%	10.5%
United States	3.9%	3.5%	4.5%	4.2%	7.0%	7.6%	7.8%	8.7%
Housing Price Index (2)
Canada (3)	1.5%	5.2%	(2.8)%	2.8%	(11.3)%	(1.2)%	(20.6)%	(5.0)%
United States (4)	5.4%	4.0%	2.3%	2.5%	(2.2)%	(11.0)%	(4.8)%	(17.8)%
(1)The remaining forecast period is two years.
(2)Real gross domestic product (GDP) and housing price index are averages of quarterly year-over-year growth rates.
(3)In Canada, we use the Housing Price Index Benchmark Composite.
(4)In the United States, we use the National Case-Shiller House Price Index.

54 BMO Financial Group Second Quarter Report 2026

	As at October 31, 2025
	Scenarios
All figures are average annual values	Upside		Base		Downside		Severe downside
	First 12	Remaining	First 12	Remaining	First 12	Remaining	First 12	Remaining
	months	horizon (1)	months	horizon (1)	months	horizon (1)	months	horizon (1)
Real GDP growth rates (2)
Canada	3.6%	2.8%	1.1%	2.1%	(2.7)%	1.6%	(4.0)%	1.2%
United States	4.5%	2.4%	1.7%	1.8%	(2.3)%	1.4%	(3.5)%	1.3%
Corporate BBB 10-year spread
Canada	1.2%	1.8%	1.7%	2.0%	3.4%	3.0%	4.2%	3.5%
United States	0.8%	1.5%	1.5%	1.9%	3.5%	3.0%	4.6%	3.6%
Unemployment rates
Canada	6.0%	5.5%	7.1%	6.4%	9.4%	9.6%	9.9%	10.5%
United States	3.6%	3.1%	4.5%	4.4%	6.8%	7.5%	7.5%	8.4%
Housing Price Index (2)
Canada (3)	3.9%	5.8%	(0.4)%	3.4%	(10.5)%	(0.7)%	(19.4)%	(5.0)%
United States (4)	3.7%	3.9%	0.7%	2.4%	(11.6)%	(1.1)%	(20.0)%	(4.3)%
(1)The remaining forecast period is two years.
(2)Real gross domestic product (GDP) and housing price index are averages of quarterly year-over-year growth rates.
(3)In Canada, we use the Housing Price Index Benchmark Composite.
(4)In the United States, we use the National Case-Shiller House Price Index.

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios, if all of our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $3,500 million ($3,375 million as at October 31, 2025), compared to the reported allowance for performing loans of
$4,637 million ($4,709 million as at October 31, 2025).

Note 4: Deposits and Subordinated Debt
Deposits

	Payable on demand
		Non-interest	Payable	Payable on a
(Canadian $ in millions)	Interest bearing	bearing	after notice (1)	fixed date (2) (3)	April 30, 2026	October 31, 2025
Amortized cost deposits by:
Banks (4)	$4,645	$1,880	$1,403	$24,637	$32,565	$27,621
Business and government (5)	79,101	43,122	214,576	241,034	577,833	585,497
Individuals (5)	3,894	38,753	152,914	98,476	294,037	306,922
Total amortized cost deposits	87,640	83,755	368,893	364,147	904,435	920,040
Deposits at FVTPL	–	–	–	62,466	62,466	56,162
Total (6)	$87,640	$83,755	$368,893	$426,613	$966,901	$976,202
Booked in:
Canada	$75,250	$72,436	$170,799	$298,403	$616,888	$620,858
United States	12,309	11,319	194,288	71,443	289,359	305,472
Other countries	81	–	3,806	56,767	60,654	49,872
Total	$87,640	$83,755	$368,893	$426,613	$966,901	$976,202
(1)Includes $43,369 million of non-interest bearing deposits as at April 30, 2026 ($43,766 million as at October 31, 2025).
(2)Includes $68,349 million of senior unsecured debt as at April 30, 2026 subject to the Bank Recapitalization (Bail-In) regime ($62,843 million as at October 31, 2025). The Bail-In regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.
(3)Deposits totalling $27,136 million as at April 30, 2026 ($27,819 million as at October 31, 2025) can be redeemed early, either fully or partially, by customers without penalty. These are classified as payable on a fixed date, based on their remaining contractual maturities.
(4)Includes regulated and central banks.
(5)The carrying value of deposits that are part of fair value hedging relationships are adjusted for related gains (losses) on hedge contracts.
(6)Includes $494,961 million of deposits denominated in U.S. dollars as at April 30, 2026 ($508,058 million as at October 31, 2025), and $66,663 million of deposits denominated in other foreign currencies ($59,697 million as at October 31, 2025).

The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at April 30, 2026	$255,381	$64,499	$56,767	$376,647
As at October 31, 2025	259,670	69,206	47,386	376,262
The following table presents the maturity schedule for deposits payable on a fixed date greater than one hundred thousand dollars, which are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at April 30, 2026	$48,873	$33,260	$53,017	$120,231	$255,381
As at October 31, 2025	51,591	32,105	56,129	119,845	259,670

BMO Financial Group Second Quarter Report 2026 55

Subordinated Debt
On December 15, 2025, $25 million of the $150 million Subordinated Debentures Series 20 matured. $25 million will mature December 15 every three years starting 2025 with the final maturity in 2040.

Note 5: Insurance
Insurance Results
Insurance service results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2026	April 30, 2025	April 30, 2026	April 30, 2025
Insurance revenue	$407	$474	$808	$944
Insurance service expenses	(275)	(339)	(633)	(690)
Net expenses from reinsurance contracts	(32)	(12)	(6)	(40)
Insurance service results	$100	$123	$169	$214

Insurance investment results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2026	April 30, 2025	April 30, 2026	April 30, 2025
Investment return	$53	$(258)	$(5)	$301
Insurance finance income (expense) from insurance and reinsurance contracts held	5	261	123	(212)
Movement in investment contract liabilities	(7)	(7)	9	(33)
Insurance investment results	$51	$(4)	$127	$56

Insurance Contract Liabilities
Insurance contract liabilities by remaining coverage and incurred claims comprise the following:

(Canadian $ in millions)	For the three months ended April 30, 2026			For the three months ended April 30, 2025
	Liabilities for	Liabilities for		Liabilities for	Liabilities for
	remaining coverage	incurred claims	Total	remaining coverage	incurred claims	Total
Insurance contract liabilities, beginning of period	$19,448	$186	$19,634	$17,814	$218	$18,032
Insurance service results	(698)	598	(100)	(763)	651	(112)
Net finance expenses (income) from insurance contracts	1	–	1	(249)	–	(249)
Total cash flows	628	(610)	18	828	(675)	153
Other changes in the net carrying amount of the insurance contract	9	(9)	–	(1)	(7)	(8)
Insurance contract liabilities, end of period (1)	$19,388	$165	$19,553	$17,629	$187	$17,816

(Canadian $ in millions)	For the six months ended April 30, 2026			For the six months ended April 30, 2025
	Liabilities for	Liabilities for		Liabilities for	Liabilities for
	remaining coverage	incurred claims	Total	remaining coverage	incurred claims	Total
Insurance contract liabilities, beginning of period	$18,664	$199	$18,863	$17,047	$201	$17,248
Insurance service results	(1,301)	1,183	(118)	(1,186)	972	(214)
Net finance expenses (income) from insurance contracts	(107)	–	(107)	282	–	282
Total cash flows	2,124	(1,206)	918	1,486	(983)	503
Other changes in the net carrying amount of the insurance contract	8	(11)	(3)	–	(3)	(3)
Insurance contract liabilities, end of period (1)	$19,388	$165	$19,553	$17,629	$187	$17,816
(1) The liabilities for incurred claims relating to insurance contracts in our creditor and reinsurance business were $98 million as at April 30, 2026 and $104 million as at April 30, 2025.

Contractual service margin (CSM) from contracts issued was $20 million and $83 million for the three and six months ended April 30, 2026, respectively ($13 million and $31 million for the three and six months ended April 30, 2025, respectively). Total CSM for insurance contracts issued and reinsurance contract held was $1,664 million and $347 million, respectively, as at April 30, 2026 ($1,528 million and $312 million, respectively, as at October 31, 2025). Onerous contract losses for the three and six months ended April 30, 2026 and 2025 were not material.

We use the following rates for discounting fulfilment cash flows for our insurance contract liabilities, which are based on a risk-free yield adjusted for an illiquidity premium that reflects the liquidity characteristics of the liabilities:

Portfolio duration:	April 30, 2026	October 31, 2025
1 year	3.77%	3.24%
3 years	4.20%	3.54%
5 years	4.50%	3.89%
10 years	5.10%	4.67%
20 years	5.59%	5.25%
30 years	5.46%	4.99%
Ultimate	4.95%	5.00%

56 BMO Financial Group Second Quarter Report 2026

Insurance Risk Management
The table below reflects the estimated immediate impact on, or sensitivity of, income before taxes to certain changes in interest rates, and includes the estimated impact of hedging arrangements and our exposure to equity price risk arising from our investment in equity securities.

(Canadian $ in millions)	April 30, 2026	October 31, 2025
Interest Rate Sensitivity (1) (2)
50 basis point increase	$(10)	$2
50 basis point decrease	7	(6)
Equity Market Sensitivity (3)
10% increase	$7	$6
10% decrease	(5)	(7)
(1)Estimated impact on, or sensitivity of, income before taxes to a 50 basis point increase or decrease in interest rates.
(2)Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at the end of the period with no change in the ultimate risk-free rate.
(3)Estimated impact on, or sensitivity of, income before taxes to a 10% increase or decrease in our exposure to equity price risk arising from our investment in equity securities at the reporting date, assuming all other variables remain constant.

Note 6: Equity
Preferred and Common Shares Outstanding and Other Equity Instruments (1)

(Canadian $ in millions, except as noted)			April 30, 2026			October 31, 2025
	Number		Dividends declared	Number		Dividends declared
	of shares	Amount	per share (2)	of shares	Amount	per share (2)	Convertible into
Preferred Shares – Classified as Equity
Class B – Series 44	16,000,000	$400	$0.85	16,000,000	$400	$1.70	Class B - Series 45	(3) (4)
Class B – Series 50	500,000	500	36.87	500,000	500	73.73	Not convertible	(4)
Class B – Series 52	650,000	650	35.29	650,000	650	70.57	Not convertible	(4)
Preferred Shares – Classified as Equity		$1,550			$1,550
							Recourse to
Other Equity Instruments
4.800% Additional Tier 1 Capital Notes (AT1 Notes)		$658			$658		–	(4) (5) (6)
4.300% Limited Recourse Capital Notes, Series 1 (LRCNs, Series 1)		–			1,250	–		(6) (7)
5.625% Limited Recourse Capital Notes, Series 2 (LRCNs, Series 2)		750			750	Preferred Shares Series 49		(4) (6) (8)
7.325% Limited Recourse Capital Notes, Series 3 (LRCNs, Series 3)		1,000			1,000	Preferred Shares Series 51		(4) (6) (8)
7.700% Limited Recourse Capital Notes, Series 4 (LRCNs, Series 4)		1,356			1,356	Preferred Shares Series 53		(4) (6) (8)
7.300% Limited Recourse Capital Notes, Series 5 (LRCNs, Series 5)		1,023			1,023	Preferred Shares Series 54		(4) (6) (8)
6.875% Limited Recourse Capital Notes, Series 6 (LRCNs, Series 6)		1,369			1,369	Preferred Shares Series 55		(4) (6) (8)
Other Equity Instruments		6,156			7,406
Preferred Shares and Other Equity Instruments		7,706			8,956
Common Shares	700,416,619	$23,537	$3.34	708,905,679	$23,359	$6.44		(9) (10) (11) (12)
(1)For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2025.
(2)Represents year-to-date dividends declared per share as at reporting date. Non-cumulative dividends on preferred shares are payable quarterly as and when declared by the Board of Directors, except for Class B – Series 50 and 52 preferred share dividends, which are payable semi-annually.
(3)If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates, subject to certain conditions.
(4)The instruments issued include a NVCC provision, which is necessary for the preferred shares, AT1 Notes and by virtue of the recourse to the Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares Series 53, Preferred Shares Series 54 and Preferred Shares Series 55 (collectively, the LRCN Preferred Shares) for LRCNs, Series 2, Series 3, Series 4, Series 5 and Series 6 (collectively, the LRCNs), respectively, to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, each preferred share, including the LRCN Preferred Shares and AT1 Notes, is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument, including declared and unpaid dividends, by the conversion price and then applying the multiplier.
(5)The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.
(6)The rates represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(7)On November 12, 2025, we redeemed the $1,250 million 4.300% Limited Recourse Capital Notes, Series 1 (NVCC) and the corresponding $1,250 million Preferred Shares Series 48 (NVCC).
(8)Non-deferrable interest is payable semi-annually on the LRCNs, Series 2 and Series 3, and quarterly on the LRCNs, Series 4, Series 5 and Series 6 at the bank’s discretion. Non-payment of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets, which comprises the LRCN Preferred Shares, each series of which is issued concurrently with the corresponding LRCNs and are eliminated on consolidation. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances where the LRCN Preferred Shares are converted into common shares of the bank under the NVCC provision, the LRCNs would be redeemed and the noteholders’ sole remedy would be their proportionate share of trust assets, which would then comprise common shares of the bank received by the trust on conversion.
(9)The stock options issued under the Stock Option Plan are convertible into 5,676,320 common shares as at April 30, 2026 (5,699,134 common shares as at October 31, 2025) of which 2,528,025 are exercisable as at April 30, 2026 (2,245,942 as at October 31, 2025).
(10) During the three and six months ended April 30, 2026, we issued 178,305 and 787,214 common shares under the Stock Option Plan (211,309 and 685,719 common shares during the three and six months ended April 30, 2025).
(11) Common shares are net of nil treasury shares as at April 30, 2026 (nil treasury shares as at October 31, 2025).
(12) As part of the acquisition of Burgundy on November 1, 2025, we issued 2,723,726 common shares with an aggregate value of $481 million to shareholders of Burgundy. Refer to Note 13 for more information.
BMO Financial Group Second Quarter Report 2026 57

Other Equity Instruments
The AT1 Notes and existing LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both instruments and, as a result, the full amount of proceeds has been classified as equity and forms part of our additional Tier 1 Capital. Distributions on the AT1 Notes and LRCNs are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment.

Common Shares
We have a normal course issuer bid (NCIB) to purchase up to 30 million of our common shares for cancellation which commenced on September 5, 2025 and ending no later than September 4, 2026. The timing and amount of purchases under the NCIB are determined by management, based on factors such as market conditions and capital levels. During the three months ended April 30, 2026, we purchased for cancellation 6.0 million common shares under the NCIB, at an average price of $193.47 per share for a total amount of $1,184 million, including tax. During the six months ended April 30, 2026, we purchased for cancellation 12.0 million common shares under the NCIB, at an average price of $185.76 per share for a total amount of $2,272 million, including tax. The bank has purchased a total of 17.8 million common shares for cancellation under the NCIB as at April 30, 2026.

Shareholder Dividend Reinvestment and Share Purchase Plan
Until further notice, common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan will be purchased on the open market without a discount.

Note 7: Fair Value Measurements
Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet
Set out in the following table are the amounts that would be reported if all financial instruments not currently carried at fair value were reported at their fair values. Refer to Note 17 of our annual consolidated financial statements for the year ended October 31, 2025 for further discussion on the determination of fair value.

(Canadian $ in millions)		April 30, 2026		October 31, 2025
	Carrying value	Fair value	Carrying value	Fair value
Securities (1)
Amortized cost	$91,678	$86,022	$96,610	$90,448

Loans (1) (2)
Residential mortgages	193,527	192,635	195,708	194,755
Consumer instalment and other personal	91,466	91,576	91,867	91,937
Credit cards	11,335	11,335	11,997	11,997
Business and government	369,108	369,491	364,265	364,866
	665,436	665,037	663,837	663,555

Deposits (3)	904,435	904,402	920,040	920,927
Securitization and structured entities' liabilities (4)	18,304	18,008	20,211	20,100
Other liabilities (5)	3,066	2,942	3,103	2,953
Subordinated debt	8,336	8,537	8,500	8,756
This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, certain other assets, certain other liabilities and securities lent or sold under repurchase agreements.
(1)Carrying value is net of ACL.
(2)Excludes $68 million of residential mortgages classified as FVTPL, $12,823 million of business and government loans classified as FVTPL and $423 million of business and government loans classified as FVOCI
($79 million, $13,231 million and $14 million, respectively, as at October 31, 2025).
(3)Excludes $53,455 million of structured note liabilities, $271 million of money market deposits, $2,355 million of embedded options related to structured deposits carried at amortized cost and $6,385 million of metals deposits measured at fair value ($49,093 million, $1,129 million, $1,967 million and $3,973 million, respectively, as at October 31, 2025).
(4)Excludes $45,233 million of securitization and structured entities’ liabilities classified as FVTPL ($31,351 million as at October 31, 2025).
(5)Other liabilities include certain investment contract liabilities in our insurance business measured at amortized cost, as well as certain other liabilities of subsidiaries.

Fair Value Hierarchy
We use a fair value hierarchy to categorize assets and liabilities carried at fair value according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs
We determine the fair value of assets and liabilities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial assets and liabilities using models such as discounted cash flows with observable market data for inputs, such as yields or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.

58 BMO Financial Group Second Quarter Report 2026

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.
The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models using one or more significant unobservable inputs (Level 3) in the valuation of securities, loans classified as FVTPL and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following table:

(Canadian $ in millions)	April 30, 2026				October 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	$784	$10,293	$–	$11,077	$757	$11,554	$–	$12,311
Canadian provincial and municipal governments	–	10,080	–	10,080	–	9,035	–	9,035
U.S. federal government	3,888	25,559	–	29,447	3,308	27,594	–	30,902
U.S. states, municipalities and agencies	–	281	–	281	–	1,144	–	1,144
Other governments	147	3,261	–	3,408	199	3,927	–	4,126
NHA MBS, and U.S. agency MBS and CMO	–	71,978	–	71,978	–	56,450	–	56,450
Corporate debt	–	15,225	–	15,225	–	11,614	–	11,614
Trading loans	–	3,402	–	3,402	–	4,568	–	4,568
Corporate equity	61,801	776	–	62,577	61,495	658	–	62,153
	66,620	140,855	–	207,475	65,759	126,544	–	192,303
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	–	1,414	–	1,414	56	1,563	–	1,619
Canadian provincial and municipal governments	–	2,440	–	2,440	–	1,578	–	1,578
U.S. federal government	–	1,753	–	1,753	–	1,495	–	1,495
Other governments	–	124	–	124	–	–	–	–
NHA MBS, and U.S. agency MBS and CMO	–	18	–	18	–	18	–	18
Corporate debt	–	9,705	3	9,708	–	8,908	–	8,908
Corporate equity	1,104	871	5,818	7,793	1,090	822	5,824	7,736
	1,104	16,325	5,821	23,250	1,146	14,384	5,824	21,354
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	511	48,986	–	49,497	1,158	44,177	–	45,335
Canadian provincial and municipal governments	–	7,893	–	7,893	–	5,644	–	5,644
U.S. federal government	297	23,384	–	23,681	16	20,793	–	20,809
U.S. states, municipalities and agencies	–	4,578	–	4,578	–	5,634	–	5,634
Other governments	9	3,829	–	3,838	37	4,028	–	4,065
NHA MBS, and U.S. agency MBS and CMO	–	27,918	–	27,918	–	27,015	–	27,015
Corporate debt	–	4,582	–	4,582	–	4,515	–	4,515
Corporate equity	–	–	189	189	–	–	192	192
	817	121,170	189	122,176	1,211	111,806	192	113,209
Loans
Residential mortgages	–	68	–	68	–	79	–	79
Business and government loans	–	12,932	314	13,246	–	12,921	324	13,245
	–	13,000	314	13,314	–	13,000	324	13,324
Other Assets (1)	9,410	–	1,495	10,905	8,521	–	1,483	10,004
Fair Value Liabilities (2)
Deposits (3)	–	62,466	–	62,466	–	56,162	–	56,162
Securities sold but not yet purchased	21,589	41,358	–	62,947	14,998	39,878	–	54,876
Other liabilities (4)	2,311	45,940	135	48,386	2,142	32,096	–	34,238
	23,900	149,764	135	173,799	17,140	128,136	–	145,276
Derivative Assets
Interest rate contracts	68	9,483	–	9,551	15	8,666	–	8,681
Foreign exchange contracts	–	25,413	19	25,432	43	30,474	2	30,519
Commodity contracts	136	3,622	–	3,758	225	1,224	13	1,462
Equity contracts	76	23,462	7	23,545	275	16,203	10	16,488
Credit default swaps	44	28	–	72	–	1	–	1
	324	62,008	26	62,358	558	56,568	25	57,151
Derivative Liabilities
Interest rate contracts	54	10,497	–	10,551	18	10,081	–	10,099
Foreign exchange contracts	35	20,352	8	20,395	–	26,049	–	26,049
Commodity contracts	344	3,231	8	3,583	196	1,412	–	1,608
Equity contracts	107	29,310	5	29,422	175	20,793	5	20,973
Credit default swaps	48	57	–	105	–	–	–	–
	588	63,447	21	64,056	389	58,335	5	58,729
(1)Other assets include precious metals, segregated fund assets and investment properties in our insurance business, carbon credits, certain receivables and other items measured at fair value.
(2)Interest expense for liabilities carried at fair value is $1,373 million and $2,244 million for the three and six months ended April 30, 2026, respectively ($1,060 million and $1,780 million for the three and six months ended April 30, 2025). Interest expense for liabilities carried at amortized cost is $8,373 million and $17,022 million for the three and six months ended April 30, 2026, respectively ($9,497 million and $20,002 million for the three and six months ended April 30, 2025).
(3)Deposits include structured note liabilities, money market and metals deposits designated at FVTPL and certain embedded options related to structured deposits carried at amortized cost.
(4)Other liabilities include certain investment contract liabilities and segregated fund liabilities in our insurance business, certain securitization and structured entities’ liabilities measured at FVTPL, as well as the contingent consideration liability from the acquisition of Burgundy Asset Management Ltd. Refer to Note 13 for more information.

BMO Financial Group Second Quarter Report 2026 59

Quantitative Information about Level 3 Fair Value Measurements
The table below presents the fair values of our significant Level 3 financial instruments measured at fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumptions to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

(Canadian $ in millions, except as noted)					April 30, 2026
	Reporting line in fair			Significant	Range of input values (1)
	value hierarchy table	Fair value of assets	Valuation techniques	unobservable inputs	Low	High
Private equity	Corporate equity	$6,007	Net asset value	Net asset value	na	na
			EV/EBITDA	Multiple	6	21
Investment properties	Other assets	1,371	Income approach	Capitalization rate	6%	7%
Burgundy contingent consideration (2)	Other liabilities	135	Income approach	Discount rate	na	na
				Forecasted assets under management	na	na
(1)The low and high input values represent the lowest and highest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.
(2)Range of inputs not applicable as the value is modeled using a Monte Carlo simulation.
na - not applicable

Significant Transfers
Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between Level 1 and Level 2 are dependent on the recency of issuance and availability of quoted market prices in the active market. There were no significant transfers between Level 1 and Level 2 during the three and six months ended April 30, 2026 and 2025.

Changes in Level 3 Fair Value Measurements
The tables below present a reconciliation of all changes in Level 3 financial instruments for the three and six months ended April 30, 2026 and
2025, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 into Level 3 were due to an increase in unobservable market inputs used in pricing the financial instruments. Transfers out of Level 3 into Level 2 were due to an increase in observable market inputs used in pricing the financial instruments.

60 BMO Financial Group Second Quarter Report 2026

		Change in fair value			Movements		Transfers
										Change in
										unrealized gains
			Included							(losses) recorded
	Fair Value		in other				Transfers	Transfers	Fair Value	in income
For the three months ended April 30, 2026	as at January 31,	Included in	comprehensive	Issuances/		Maturities/	into	out of	as at April 30,	for instruments
(Canadian $ in millions)	2026	earnings	income (1)	Purchases	Sales	Settlement	Level 3	Level 3	2026	still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Corporate equity	–	–	–	–	–	–	–	–	–	–
Total trading securities	–	–	–	–	–	–	–	–	–	–
FVTPL Securities
Corporate debt	–	–	–	3	–	–	–	–	3	–
Corporate equity	5,618	(55)	(1)	255	(72)	–	73	–	5,818	6
Total FVTPL securities	5,618	(55)	(1)	258	(72)	–	73	–	5,821	6
FVOCI Securities
Corporate equity	189	–	–	–	–	–	–	–	189	na
Total FVOCI securities	189	–	–	–	–	–	–	–	189	na
Business and Government Loans	339	1	(26)	–	–	–	–	–	314	1
Other Assets	1,505	(12)	–	19	–	(17)	–	–	1,495	(12)
Derivative Assets
Foreign exchange contracts	–	19	–	–	–	–	–	–	19	19
Commodity contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	8	(1)	–	–	–	–	3	(3)	7	(1)
Credit default swaps	–	–	–	–	–	–	–	–	–	–
Total derivative assets	8	18	–	–	–	–	3	(3)	26	18
Other Liabilities	128	7	–	–	–	–	–	–	135	7
Derivative Liabilities
Foreign exchange contracts	13	(5)	–	–	–	–	–	–	8	(5)
Commodity contracts	14	(6)	–	–	–	–	–	–	8	(6)
Equity contracts	–	–	–	–	–	–	5	–	5	–
Credit default swaps	–	–	–	–	–	–	–	–	–	–
Total derivative liabilities	27	(11)	–	–	–	–	5	–	21	(11)

		Change in fair value			Movements		Transfers
										Change in
										unrealized gains
			Included							(losses) recorded
	Fair Value		in other				Transfers	Transfers	Fair Value	in income
For the six months ended April 30, 2026	as at October 31,	Included in	comprehensive	Issuances/		Maturities/	into	out of	as at April 30,	for instruments
(Canadian $ in millions)	2025	earnings	income (1)	Purchases	Sales	Settlement	Level 3	Level 3	2026	still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Corporate equity	–	–	–	–	–	–	–	–	–	–
Total trading securities	–	–	–	–	–	–	–	–	–	–
FVTPL Securities
Corporate debt	–	–	–	3	–	–	–	–	3	–
Corporate equity	5,824	(167)	(75)	531	(364)	–	73	(4)	5,818	(52)
Total FVTPL securities	5,824	(167)	(75)	534	(364)	–	73	(4)	5,821	(52)
FVOCI Securities
Corporate equity	192	–	(4)	1	–	–	–	–	189	na
Total FVOCI securities	192	–	(4)	1	–	–	–	–	189	na
Business and Government Loans	324	3	(36)	23	–	–	–	–	314	3
Other Assets	1,483	3	(2)	46	(10)	(25)	–	–	1,495	3
Derivative Assets
Foreign exchange contracts	2	17	–	–	–	–	–	–	19	17
Commodity contracts	13	(13)	–	–	–	–	–	–	–	(13)
Equity contracts	10	(1)	–	–	–	–	4	(6)	7	(1)
Credit default swaps	–	–	–	–	–	–	–	–	–	–
Total derivative assets	25	3	–	–	–	–	4	(6)	26	3
Other Liabilities	–	23	–	112	–	–	–	–	135	23
Derivative Liabilities
Foreign exchange contracts	–	8	–	–	–	–	–	–	8	8
Commodity contracts	–	8	–	–	–	–	–	–	8	8
Equity contracts	5	–	–	–	–	–	5	(5)	5	–
Credit default swaps	–	–	–	–	–	–	–	–	–	–
Total derivative liabilities	5	16	–	–	–	–	5	(5)	21	16
(1) Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2) Changes in unrealized gains (losses) on Trading and FVTPL securities still held on April 30, 2026 are included in earnings for the period.
Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
na – not applicable

BMO Financial Group Second Quarter Report 2026 61

		Change in fair value			Movements		Transfers
										Change in
										unrealized gains
			Included							(losses) recorded
	Fair Value		in other				Transfers	Transfers	Fair Value	in income
For the three months ended April 30, 2025	as at January 31,	Included in	comprehensive	Issuances/		Maturities/	into	out of	as at April 30,	for instruments
(Canadian $ in millions)	2025	earnings	income (1)	Purchases	Sales	Settlement	Level 3	Level 3	2025	still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$–	$–	$–	$5	$–	$–	$–	$–	$5	$–
Corporate equity	6	–	–	–	–	–	–	(6)	–	–
Total trading securities	6	–	–	5	–	–	–	(6)	5	–
FVTPL Securities
Corporate debt	33	2	–	1	–	–	–	–	36	2
Corporate equity	5,202	(120)	(110)	342	(57)	–	–	–	5,257	(68)
Total FVTPL securities	5,235	(118)	(110)	343	(57)	–	–	–	5,293	(66)
FVOCI Securities
Corporate equity	163	–	–	26	–	–	–	–	189	na
Total FVOCI securities	163	–	–	26	–	–	–	–	189	na
Business and Government Loans	321	(11)	(7)	50	–	–	29	–	382	(11)
Other Assets	1,841	(1)	–	7	(7)	(405)	–	–	1,435	(1)
Derivative Assets
Foreign exchange contracts	42	–	–	–	–	(42)	–	–	–	–
Commodity contracts	5	4	–	–	–	–	–	–	9	4
Equity contracts	13	(2)	–	–	–	–	3	–	14	(2)
Credit default swaps	–	–	–	–	–	–	1	–	1	–
Total derivative assets	60	2	–	–	–	(42)	4	–	24	2
Other Liabilities	–	–	–	–	–	–	–	–	–	–
Derivative Liabilities
Foreign exchange contracts	–	–	–	–	–	–	–	–	–	–
Commodity contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	2	–	–	–	–	–	1	(2)	1	–
Credit default swaps	1	–	–	–	–	(1)	–	–	–	–
Total derivative liabilities	3	–	–	–	–	(1)	1	(2)	1	–

		Change in fair value			Movements		Transfers
										Change in
										unrealized gains
			Included							(losses) recorded
	Fair Value		in other				Transfers	Transfers	Fair Value	in income
For the six months ended April 30, 2025	as at October 31,	Included in	comprehensive	Issuances/		Maturities/	into	out of	as at April 30,	for instruments
(Canadian $ in millions)	2024	earnings	income (1)	Purchases	Sales	Settlement	Level 3	Level 3	2025	still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$–	$–	$–	$5	$–	$–	$–	$–	$5	$–
Corporate equity	4	–	–	2	–	–	–	(6)	–	–
Total trading securities	4	–	–	7	–	–	–	(6)	5	–
FVTPL Securities
Corporate debt	35	1	–	2	–	–	–	(2)	36	1
Corporate equity	4,899	(96)	(21)	614	(139)	–	–	–	5,257	16
Total FVTPL securities	4,934	(95)	(21)	616	(139)	–	–	(2)	5,293	17
FVOCI Securities
Corporate equity	177	–	(15)	27	–	–	–	–	189	na
Total FVOCI securities	177	–	(15)	27	–	–	–	–	189	na
Business and Government Loans	302	2	(1)	56	–	(6)	29	–	382	2
Other Assets	1,717	(56)	–	201	(7)	(420)	–	–	1,435	(52)
Derivative Assets
Foreign exchange contracts	10	–	–	32	–	(42)	–	–	–	–
Commodity contracts	2	7	–	–	–	–	–	–	9	7
Equity contracts	–	(2)	–	–	–	–	16	–	14	(2)
Credit default swaps	–	–	–	–	–	–	1	–	1	–
Total derivative assets	12	5	–	32	–	(42)	17	–	24	5
Other Liabilities	–	–	–	–	–	–	–	–	–	–
Derivative Liabilities
Foreign exchange contracts	–	–	–	–	–	–	–	–	–	–
Commodity contracts	4	(4)	–	–	–	–	–	–	–	(4)
Equity contracts	2	–	–	–	–	–	1	(2)	1	–
Credit default swaps	1	–	–	–	–	(1)	–	–	–	–
Total derivative liabilities	7	(4)	–	–	–	(1)	1	(2)	1	(4)
(1) Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2) Changes in unrealized gains (losses) on Trading and FVTPL securities still held on April 30, 2025 are included in earnings for the period.
Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
na – not applicable

62 BMO Financial Group Second Quarter Report 2026

Note 8: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that is appropriate given our target regulatory capital ratios and our internal assessment of required economic capital; underpins our operating segments’ business strategies and considers the market environment; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.
As at April 30, 2026, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks (D-SIBs), a Countercyclical Buffer and a 3.5% Domestic Stability Buffer (DSB) applicable to D-SIBs. On December 18, 2025, OSFI announced that the DSB will remain at 3.5%. Our capital position as at April 30, 2026 is further detailed in the Capital Management section of our interim Management’s Discussion and Analysis.

Regulatory Capital and Total Loss Absorbing Capacity Measures, Risk-Weighted Assets and Leverage Exposures (1)

(Canadian $ in millions, except as noted)	April 30, 2026	October 31, 2025
CET1 Capital	$57,838	$58,286
Tier 1 Capital	65,410	65,890
Total Capital	74,844	75,562
TLAC	128,639	129,957
Risk-Weighted Assets	443,711	437,945
Leverage Exposures	1,528,717	1,521,813
CET1 Ratio	13.0%	13.3%
Tier 1 Capital Ratio	14.7%	15.0%
Total Capital Ratio	16.9%	17.3%
TLAC Ratio	29.0%	29.7%
Leverage Ratio	4.3%	4.3%
TLAC Leverage Ratio	8.4%	8.5%
(1)Calculated in accordance with OSFI’s Capital Adequacy Requirements Guideline, Leverage Requirements Guideline and Total Loss Absorbing Capacity (TLAC) Guideline.

Note 9: Employee Compensation
Stock Options
We did not grant any stock options during the three months ended April 30, 2026 or 2025. During the six months ended April 30, 2026, we granted a total of 764,400 stock options (716,633 stock options during the six months ended April 30, 2025) with a weighted-average fair value of $32.09 per option ($18.46 per option for the six months ended April 30, 2025).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the six months ended	April 30, 2026	April 30, 2025
Expected dividend yield	2.5% - 2.6%	3.6%
Expected share price volatility	18.5% - 18.6%	16.7%
Risk-free rate of return	3.0%	2.8%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	181.30	141.00
Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension plans		Other employee future benefit plans
For the three months ended	April 30, 2026	April 30, 2025	April 30, 2026	April 30, 2025
Current service cost	$44	$45	$1	$1
Net interest (income) expense (1)	(14)	(14)	9	10
Impact of plan amendments	–	–	–	–
Administrative expenses	3	2	–	–
Benefits expense	33	33	10	11
Government pension plans expense (2)	113	113	–	–
Defined contribution expense	67	69	–	–
Total pension and other employee future benefit expenses
recognized in our Consolidated Statement of Income	$213	$215	$10	$11
(1) Net interest (income) expense is increased by $nil million for pension benefit plans and $1 million for other employee future benefit plans for the three months ended April 30, 2026 ($nil million for pension benefit plans and $3 million for other employee future benefit plans for the three months ended April 30, 2025) as a result of assets written down through other comprehensive income due to the asset ceiling.
(2) Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contribution Act.

BMO Financial Group Second Quarter Report 2026 63

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the six months ended	April 30, 2026	April 30, 2025	April 30, 2026	April 30, 2025
Current service cost	$88	$89	$3	$3
Net interest (income) expense (1)	(28)	(26)	17	19
Impact of plan amendments	–	(19)	–	–
Administrative expenses	5	7	–	–
Benefits expense	65	51	20	22
Government pension plans expense (2)	225	214	–	–
Defined contribution expense	183	178	–	–
Total pension and other employee future benefit expenses (recovery)
recognized in our Consolidated Statement of Income	$473	$443	$20	$22
(1) Net interest (income) expense is increased by $nil million for pension benefit plans and $2 million for other employee future benefit plans for the six months ended April 30, 2026 ($nil million for pension benefit plans and $3 million for other employee future benefit plans for the six months ended April 30, 2025) as a result of assets written down through other comprehensive income due to the asset ceiling.
(2) Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contribution Act.

Note 10: Earnings Per Share
Basic earnings per share is calculated by dividing net income attributable to bank shareholders, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.
Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present our basic and diluted earnings per share:
Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2026	April 30, 2025	April 30, 2026	April 30, 2025
Net income attributable to bank shareholders	$2,626	$1,960	$5,116	$4,094
Dividends on preferred shares and distributions on other equity instruments	(139)	(142)	(220)	(207)
Net income available to common shareholders	$2,487	$1,818	$4,896	$3,887
Weighted-average number of common shares outstanding (in thousands)	702,670	725,402	705,583	727,518
Basic earnings per common share (Canadian $)	$3.54	$2.51	$6.94	$5.34

Diluted Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2026	April 30, 2025	April 30, 2026	April 30, 2025
Net income available to common shareholders	$2,487	$1,818	$4,896	$3,887
Weighted-average number of common shares outstanding (in thousands)	702,670	725,402	705,583	727,518
Dilutive impact of stock options (1)
Stock options potentially exercisable	4,956	5,893	5,134	6,072
Common shares potentially repurchased	(3,040)	(4,855)	(3,360)	(4,989)
Weighted-average number of diluted common shares outstanding (in thousands)	704,586	726,440	707,357	728,601
Diluted earnings per common share (Canadian $)	$3.53	$2.50	$6.92	$5.34
(1)The dilutive effect of stock options was calculated using the treasury stock method. In computing diluted earnings per share, we excluded average stock options outstanding of 764,400 and 637,704 with a weighted-average exercise price of $196.75 and $199.52 for the three and six months ended April 30, 2026, respectively (716,633 and 594,569 with a weighted-average exercise price of $150.60 and 151.95 for the three and six months ended April 30, 2025, respectively), as the average share price for the periods did not exceed the exercise price.

Note 11: Income Taxes
Tax Assessments
Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately $1,465 million in respect of certain 2011–2018 Canadian corporate dividends. These reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. In general, the tax rules raised by the Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian federal budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.

64 BMO Financial Group Second Quarter Report 2026

Note 12: Operating Segmentation
Operating Segments
We conduct our business through four operating segments, each of which has a distinct mandate. Our operating segments are Canadian Personal and Commercial Banking (Canadian P&C), U.S. Banking, Wealth Management and Capital Markets, along with a Corporate Services unit.
For additional information refer to Note 25 of our annual consolidated financial statements for the year ended October 31, 2025.

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
	Canadian		Wealth	Capital	Corporate
For the three months ended April 30, 2026	P&C	U.S. Banking (1)	Management	Markets (1)	Services (1) (2)	Total
Net interest income	$2,425	$2,217	$301	$510	$(185)	$5,268
Non-interest revenue	672	642	1,229	1,604	152	4,299
Total Revenue	3,097	2,859	1,530	2,114	(33)	9,567
Provision for credit losses on impaired loans	477	237	1	15	4	734
Provision for (recovery of) credit losses on performing loans	42	(53)	6	14	(4)	5
Total provision for credit losses	519	184	7	29	–	739
Depreciation and amortization	178	222	67	78	–	545
Non-interest expense	1,180	1,445	901	1,140	119	4,785
Income (loss) before taxes and non-controlling interest in subsidiaries	1,220	1,008	555	867	(152)	3,498
Provision for (recovery of) income taxes	336	218	127	229	(42)	868
Reported net income (loss)	$884	$790	$428	$638	$(110)	$2,630
Non-controlling interest in subsidiaries	$–	$4	$–	$–	$–	$4
Net income (loss) attributable to bank shareholders	$884	$786	$428	$638	$(110)	$2,626
Average assets (3)	$347,502	$244,279	$57,484	$596,933	$277,978	$1,524,176

	Canadian		Wealth	Capital	Corporate
For the three months ended April 30, 2025	P&C	U.S. Banking (1)	Management	Markets (1)	Services (1) (2)	Total
Net interest income	$2,359	$2,240	$251	$474	$(227)	$5,097
Non-interest revenue	594	574	1,012	1,305	97	3,582
Total Revenue	2,953	2,814	1,263	1,779	(130)	8,679
Provision for credit losses on impaired loans	476	248	1	28	12	765
Provision for (recovery of) credit losses on performing loans	132	91	2	73	(9)	289
Total provision for (recovery of) credit losses	608	339	3	101	3	1,054
Depreciation and amortization	157	256	52	79	–	544
Non-interest expense	1,134	1,458	782	1,017	84	4,475
Income (loss) before taxes and non-controlling interest in subsidiaries	1,054	761	426	582	(217)	2,606
Provision for (recovery of) income taxes	290	160	106	148	(60)	644
Reported net income (loss)	$764	$601	$320	$434	$(157)	$1,962
Non-controlling interest in subsidiaries	$–	$5	$–	$–	$(3)	$2
Net income (loss) attributable to bank shareholders	$764	$596	$320	$434	$(154)	$1,960
Average assets (3)	$343,799	$261,552	$53,082	$564,033	$281,217	$1,503,683
(1) Operating segments report on a taxable equivalent basis (teb). Net interest income, revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services net interest income, revenue and provision for income taxes.
(2) Corporate Services includes Technology and Operations.
(3) Included within average assets are average earning assets, which comprise deposits with other banks, deposits at central banks, securities borrowed or purchased under resale agreements, loans and securities. Total average earning assets for the three months ended April 30, 2026 are $1,342,662 million, including $345,907 million for Canadian P&C, $225,426 million for U.S. Banking, and $771,329 million for all other operating segments including Corporate Services (for the three months ended April 30, 2025 - Total: $1,308,774 million, Canadian P&C: $341,885 million, U.S. Banking: $240,016 million and all other operating segments: $726,873 million).
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2026 65

(Canadian $ in millions)
	Canadian				Corporate
For the six months ended April 30, 2026	P&C	U.S. Banking (1)	BMO WM	BMO CM (1)	Services (1) (2)	Total
Net interest income	$4,948	$4,484	$591	$1,210	$(322)	$10,911
Non-interest revenue	1,407	1,271	2,439	3,116	247	8,480
Total Revenue	6,355	5,755	3,030	4,326	(75)	19,391
Provision for credit losses on impaired loans	974	439	3	44	13	1,473
Provision for (recovery of) credit losses on performing loans	60	(36)	2	(7)	(7)	12
Total provision for credit losses	1,034	403	5	37	6	1,485
Depreciation and amortization	351	452	130	159	–	1,092
Non-interest expense	2,444	2,949	1,868	2,383	347	9,991
Income (loss) before taxes and non-controlling interest in subsidiaries	2,526	1,951	1,027	1,747	(428)	6,823
Provision for (recovery of) income taxes	694	419	247	452	(108)	1,704
Reported net income (loss)	$1,832	$1,532	$780	$1,295	$(320)	$5,119
Non-controlling interest in subsidiaries	$–	$2	$–	$–	$1	$3
Net income (loss) attributable to bank shareholders	$1,832	$1,530	$780	$1,295	$(321)	$5,116
Average assets (3)	$346,933	$244,240	$56,813	$595,325	$274,849	$1,518,160

	Canadian				Corporate
For the six months ended April 30, 2025	P&C	U.S. Banking (1)	BMO WM	BMO CM (1)	Services (1) (2)	Total
Net interest income	$4,744	$4,562	$489	$1,173	$(473)	$10,495
Non-interest revenue	1,252	1,216	2,094	2,679	209	7,450
Total Revenue	5,996	5,778	2,583	3,852	(264)	17,945
Provision for credit losses on impaired loans	967	560	2	63	32	1,624
Provision for (recovery of) credit losses on performing loans	183	193	1	84	(20)	441
Total provision for credit losses	1,150	753	3	147	12	2,065
Depreciation and amortization	310	508	107	164	–	1,089
Non-interest expense	2,274	2,958	1,610	2,183	332	9,357
Income (loss) before taxes and non-controlling interest in subsidiaries	2,262	1,559	863	1,358	(608)	5,434
Provision for (recovery of) income taxes	621	323	215	335	(160)	1,334
Reported net income (loss)	$1,641	$1,236	$648	$1,023	$(448)	$4,100
Non-controlling interest in subsidiaries	$–	$5	$–	$–	$1	$6
Net income (loss) attributable to bank shareholders	$1,641	$1,231	$648	$1,023	$(449)	$4,094
Average assets (3)	$342,623	$263,649	$52,812	$571,616	$282,046	$1,512,746
(1) Operating segments report on a taxable equivalent basis (teb). Net interest income, revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services net interest income, revenue and provision for income taxes.
(2) Corporate Services includes Technology and Operations.
(3) Included within average assets are average earning assets, which comprise deposits with other banks, deposits at central banks, securities borrowed or purchased under resale agreements, loans and securities. Total average earning assets for the six months ended April 30, 2026 are $1,338,456 million, including $345,378 million for Canadian P&C, $225,130 million for U.S. Banking, and $767,948 million for all other operating segments including Corporate Services (for the six months ended April 30, 2025 - Total: $1,314,247 million, Canadian P&C: $340,584 million, U.S. Banking: $241,860 million and all other operating segments: $731,803 million).
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Note 13: Acquisitions and Divestitures
Acquisition
Burgundy Asset Management Ltd.
On November 1, 2025, we completed the acquisition of Burgundy Asset Management Ltd., a leading independent wealth manager in Canada, providing discretionary investment management for private clients, foundations, endowments, pensions and family offices. Burgundy operates as a wholly-owned subsidiary of BMO. The purchase price of $654 million comprised $61 million in cash, $481 million in shares of a wholly-owned subsidiary of BMO that were exchanged into BMO common shares on close, and $112 million of contingent consideration payable in similarly exchangeable shares. The $112 million of contingent consideration represents the fair value of a holdback to be paid subject to Burgundy maintaining certain assets under management 18 months post-close and the fair value of a potential earn-out, payable in the future based on the achievement of certain growth targets. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our Wealth Management reporting segment.
As part of this acquisition, we acquired customer relationship intangible assets valued at $375 million and goodwill of $319 million. Customer relationship intangible assets will be amortized over 12 years. Goodwill primarily reflects the expected future economic benefits from expanding our wealth advice and private investment counsel offering and is not deductible for tax purposes.

66 BMO Financial Group Second Quarter Report 2026

The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
November 1, 2025
Customer relationship intangible assets	$375
Other assets	89
Total assets	464
Deferred tax liabilities	99
Other liabilities	30
Total liabilities	129
Goodwill	319
Purchase price	$654
The purchase price allocation for Burgundy is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

Contingent consideration is remeasured at fair value each reporting period. The fair value of contingent consideration was remeasured to $135 million in the second quarter, and the resulting increases of $7 million and $23 million for the three and six months ended April 30, 2026, respectively, were recorded as a reduction in non-interest revenue, other revenues. Changes in the fair value of the contingent consideration are not recognized for tax purposes.

Divestitures
Sale of Certain U.S. Branches
On October 16, 2025, we entered into a definitive agreement to sell 138 BMO branches in select U.S. markets that are part of our U.S. Banking operating segment to First-Citizens Bank & Trust Company (First Citizens Bank). Under the terms of this agreement, First Citizens Bank will assume approximately US$5.7 billion (CAD$8 billion) in deposits and purchase approximately US$1.1 billion (CAD$1.5 billion) in loans for a net deposit premium of approximately 5 percent paid on closing. This transaction is expected to close in mid-calendar 2026, subject to regulatory approvals and customary closing conditions. As this transaction met the accounting requirements for assets held for sale, we recognized a write-down of goodwill of US$73 million (CAD$102 million) before and after-tax in the fourth quarter of 2025. In the current quarter, we recognized an additional write-down of goodwill of US$13 million (CAD$17 million) before and after-tax based on updated assumptions. The write-down is included in non-interest expense, other, in our Consolidated Statement of Income, reported in Corporate Services. These amounts are subject to closing adjustments, including fair values and foreign exchange rates prevailing at the date of closing.

Subsequent Event
Sale of Transportation Finance and Vendor Finance Business
On May 11, 2026, we entered into a definitive agreement with Stonepeak for the sale of BMO’s Transportation Finance and Vendor Finance businesses, including related loan portfolios which are part of our U.S. Banking and Canadian P&C operating segments. Stonepeak will acquire the assets of these businesses for cash consideration and an earn-out contingent upon the business achieving specified future performance targets. BMO will use a portion of the consideration to invest an approximate 19.9% equity interest in the new entity.
The transaction met the accounting requirements for assets held for sale in the third quarter of fiscal 2026, and as a result, we expect to recognize a charge of approximately $1.1 billion pre-tax ($0.9 billion after-tax), primarily related to goodwill recorded in Corporate Services. The final amount is subject to closing adjustments and foreign exchange rates prevailing at the date of closing. This transaction is expected to close in the fourth quarter of fiscal 2026, subject to regulatory approvals and customary closing conditions.
BMO Financial Group Second Quarter Report 2026 67